UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: COMMISSION # HERE

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

 ________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

American Fiber Green Products, Inc.

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Full Name of Registrant

Amour Fiber Core, Inc.

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Former Name if Applicable

4209 Raleigh Street

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Address of Principal Executive Office (Street and Number)

Tampa, Florida 33619

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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management is in the process of finalizing the operating results of the 2012 fiscal year. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-K will be filed as soon as practicable and within the 15 day extension period.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel L. Hefner	(813)	247-2770
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes   ☒             No   ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes   ☐               No   ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Fiber Green Products, Inc.

_______________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	American Fiber Green Products, Inc.
	By	/s/ Daniel L. Hefner
Name: Daniel L. Hefner Title: President and Director